DISTRIBUTORSHIP AGREEMENT

THIS AGREEMENT made as of the 28th day of June, 2004, with effect from the 1st day of August, 2004 (the “Effective Date”).

BEWEEN:

ALDA PHARMACEUTICALS CORP., a corporation existing under the laws of the Province of British Columbia, Canada and having its principal address at: 635 Columbia Street, New Westminster, BC V3M 1A7 CANADA

(the “Company”)

AND:

LINNS CORPORATION SHD BHD, a corporation existing under the laws of Malaysia and having its principal address at: 46, Jalan USJ 11/1B, 47620 UEP Subang Jaya, Selangor Darul Ehsan MALAYSIA

(the “Distributor”)

WHEREAS the Distributor desires to be appointed by the Company as Distributor of the Company's ViralexTM disinfectant and other products as may become available (“the Products”) in the territory hereinafter described and subject to the provisions set forth herein.

NOW THEREFORE in consideration of the premises and the mutual covenants herein set forth, it is agreed by and between the parties as follows:

1.	Appointment as Distributor

1.01

Subject to the terms and conditions set forth in this Agreement, the Company hereby appoints the Distributor as a distributor in the territories as set out in Schedule “B” hereto, subject to the required applications for approval and registration of the Products being submitted by the Distributor (the "Territory"), to purchase from the Company for resale in the Territory those particular products of the Company described in Schedule “A” hereto (the “Products”).

1.02	The Distributor accepts such appointment and agrees as follows:

(a)

To use its best commercial efforts to develop the market for the Product in the Territory and to engage sufficient personnel in said territory to aggressively promote the sale of the Product throughout the Territory.

(b) To become familiar with the characteristics and purposes of the Products, and the markets for which they are intended to be used, and to diligently review all product information in connection with the Product which may be issued to the Distributor from time to time.

(c)	To conform faithfully to the Company's sales plans and policies.

(d)	To refrain from entering into or knowingly directly or indirectly facilitating the sale or resale of any Products outside of the Territory.

(e)

To refrain from selling or offering for sale any items manufactured by others which are similar or functionally the same as the Products and which would reasonably be seen as being competitive to the Products.

(f)

To comply with any and all laws, regulations and governmental orders of the Territory that may be applicable to the sale and distribution of the merchandise purchased by the Distributor from the Company.

(g)

To indemnify the Company and hold it harmless from and against any and all claims, suits, proceedings, judgments, orders, fines or penalties arising in connection with the conduct of the Distributor’s business and the resale of Products by the Distributor except for such claims arising out of Company's sole negligent or intentional wrongful acts or omissions.

1.03

The appointment of the Distributor shall be exclusive for the sale of the Products during the Initial Term of this Agreement (as defined in Paragraph 6 below), and shall continue to be exclusive during any extension of this Agreement beyond the Initial Term PROVIDED that the Distributor meets the Minimum Purchase Obligations set out in Paragraph 3 below.

1.04

The Distributor expressly acknowledges and agrees that it is not an agent of Company and shall not at any time represent itself as such, nor shall the Distributor incur, assume or create any debt, obligation, contract or release of any kind in the name of or on behalf of Company.

1.05

All trademarks, copyrights, trade names and other proprietary rights in and with respect to the Company's products and services, are and will remain the exclusive property of Company. Nothing herein shall be deemed to constitute a license to the Distributor to use the Company's trademarks in connection with its business in the Territory.

2.	Prices

2.01

The Distributor shall purchase Product's from the Company, for the purpose of resale within the Territory. The company and the Distributor will work closely to create a pricing strategy that will ensure the competitiveness of the company’s products and enhance the opportunity for the success of the Distributor within the territory. The Distributor expressly acknowledges and agrees that the Company shall have the right at any time during the term of this Agreement to increase or decrease its selling prices to the Distributor subject only to providing the Distributor with not less than 45 days prior notice of any price increase.

2.02	All costs, including but not limited to shipping, collections, taxes, exchange, license fees, stamps, and all charges thereon are the Distributor's responsibility.

3.	Product Orders

3.01

Within 120 days after the Effective Date, the Distributor and the Company covenant to determine mutually agreeable minimum purchase obligations for the first 12 month period of this Agreement (the “Minimum Purchase Obligations”). Within 12 months after the Effective Date, the Distributor and the Company covenant to determine mutually agreeable minimum purchase obligations the Minimum Purchase Obligations for the ensuing 4 years of this Agreement.

3.02

While the Company will endeavor to accept all orders for reasonable quantities submitted by the Distributor hereunder, it is expressly agreed that all orders are subject to written acceptance by the Company, as in its sole discretion it shall determine, and no order shall be the commitment of the Company until written acceptance thereof has been delivered to the Distributor by the Company, and such acceptance shall be subject to all of the provisions of both this Agreement and the Company's acknowledgment.

4.	Payment Terms

4.01

Full payment in the form of cash, certified funds, or an irrevocable letter of credit must accompany all orders. In the event any order submitted by the Distributor is cancelled by the Distributor for any reason before shipment, the Distributor shall pay any loss or damage to the Company. The Company will not be liable for failure to perform under this Agreement, if such failure shall be due to fire or to labor, material or car shortage, or to strikes, lock-outs, public enemies, Acts of God, or causes beyond Company's control.

5.	Warranties and Limitation of Liability

5.01	The Company warrants that it has good and marketable title to the merchandise sold to the Distributor hereunder. NO OTHER EXPRESS OR IMPLIED WARRANTY IS

MADE WITH RESPECT TO MERCHANDISE SOLD HEREUNDER, SUCH BEING SUBJECT TO WARRANTIES MADE BY THEIR RESPECTIVE MANUFACTURERS. THE COMPANY'S TOTAL LIABILITY TO THE DISTRIBUTOR RESULTING FROM THE SALE OF MERCHANDISE SHALL NOT EXCEED THE PRICE PAID BY THE DISTRIBUTOR FOR SUCH MERCHANDISE. The Distributor agrees not to return any merchandise to the Company except in compliance with the Company's standard return policy for defective merchandise (Schedule “C”).

6.	Term of Agreement

6.01

This Agreement shall be effective commencing on the Effective Date first above written, and shall continue for an initial term of five years (the “Initial Term”). Upon expiration of the Initial Term, and providing that the minimum sales levels have been met, this Agreement may be renewed for a further five-year period. The terms of such renewal will reflect current market conditions in the territory.

6.02

The Company reserves the right to terminate this Agreement at any time: (i) upon ten (10) days advance written notice in the event that any payment owing to Company for Product supplied to the Distributor is not received within thirty (30) days after the date on which such payment is due; or (ii) immediately upon written notice of termination by the Company in the event that the Distributor is in breach of any provision hereof, including without limitation any failure to meet a Minimum Purchase Obligation as set out in section 3.01, and fails to cure such breach following written notice of breach by the Company and a reasonable period to cure such breach, which need not exceed thirty (30) days from the date of notice. The Agreement may also, at the option of the Company, be terminated immediately if the Distributor becomes insolvent; violates the laws, regulations, rules, or statutes of any government; ceases doing business; makes an assignment for the benefit of creditors; or commits an act of bankruptcy. The Company's failure to exercise any right hereunder shall not operate as a waiver of such right and all remedies contained herein shall be cumulative.

7.	Right of First Refusal

7.01

For a period of 12 months after the date that the Distributor establishes the Minimum Purchase Obligations for the first year of this Agreement according the conditions of Paragraph 3.01 of this Agreement, the Company grants to the Distributor a Right of First Refusal to establish a joint venture agreement with the Company for the purpose of manufacturing ViralexTM .

8.	Conflict of Laws

8.01

Any part of this Agreement that is contrary to any federal, state, or local law shall not be applicable and shall not invalidate any other part of this Agreement. In the event of disputes or legal interpretation of the terms of this Agreement, the laws of British Columbia, Canada shall govern and be binding upon the parties hereto.

9.	Entire Agreement

9.01

This Agreement contains the entire understanding of the parties and there are no commitments, agreements, or understandings between the parties other than those expressly set forth herein. This Agreement shall not be altered, waived, modified, or amended except in writing signed by the parties hereto and notarized.

10.	Dispute Resolution

10.01

All disputes arising out of or in connection with the present contract shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Vancouver, British Columbia or such other location as may be agreed to by both parties.

11.	Confidentiality

11.01

The Distributor agrees not to disclose or use, except as required in the Distributor's duties, at any time, any information disclosed to or acquired by the Distributor during the term of this contract. The Distributor agrees that all confidential information shall be deemed to be and shall be treated as a sole and exclusive property of the Company.

12.	Governing Law

12.01	This Agreement shall be governed by and be construed in accordance to the laws of the Province of British Columbia, Canada.

12.02	The parties agree that the provisions of the United Nations Convention on Contracts for the International Sale of Goods will not apply to the transactions contemplated by this Agreement.

13.	Notices

13.01

Any and all notices herein shall be in writing and may be transmitted by facsimile provided a copy shall be sent by certified mail, return receipt requested, to the addresses set forth at the head of this Agreement.

14.	Execution

14.01

This Agreement may be signed by the authorized signatories of the Distributor and the Company by facsimile and in as many counterparts as may be necessary, each of which shall together constitute one and the same instrument, and notwithstanding the date of execution shall be deemed to bear the date as set out above. Original copies in as many counterparts as may be necessary shall follow by mail.

15.	Assignment

15.01	This Agreement and the rights, duties and obligations hereunder may not be assigned or delegated by either party without the prior written consent of the other party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

LINNS CORPORATION SHD BHD
By its duly authorized signatory:

“Shirley Sim Hong Siang”
Shirley Sim Hong Siang. Managing Director

ALDA PHARMACEUTICALS CORP.
By its duly authorized signatories:

“Terrance G. Owen”
Signature
Terrance G. Owen, President & CEO

“Peter Chen”
Signature
Peter Chen, CFO

SCHEDULE “A”

THE PRODUCTS

ViralexTM (Scented and unscented)

  30 milliliter (Personal Protection Plus)
  480 milliliter sprayer bottles
  1 liter bottles
  4 liter jugs
  20 litre Sanipaks
  200 litre drums

SCHEDULE “B”

THE TERRITORY

For the purposes hereof, the Territory shall consist of the following countries, in each case, as they are presently constituted:

Brunei
Cambodia
Indonesia
Japan
Laos
Malaysia
Myanmar
Philippines
Singapore
South Korea
Taiwan
Thailand
Vietnam

SCHEDULE “C”

STANDARD RETURN POLICY

1.	The parties agree that during the term of this Agreement ALDA shall:

a.

Warrant that the Products shall comply in all respects with the specifications as defined in the technical data sheets, and in the event that Products are found to not comply with the technical data sheets, will replace the Products with Products that do so comply;

b.

Replace any of the Products at no cost that are found by ALDA or the Distributor to have an inherent defect and bear all costs related to the replacement of those Products. However, in the event of such a claim all the relevant product and usage details, as specified by ALDA, must be made available to ALDA. An investigational report will be submitted to the Distributor. Products will not be replaced if deemed by ALDA to be defective due to incorrect handling or usage.

2.	Any of the Products which are to be returned to ALDA for replacement or credit, shall be shipped to ALDA at ALDA’s cost with fifteen days of receipt by the Distributor.